

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2022

Cary Baetz
Chief Financial Officer
Berry Corporation (bry)
16000 Dallas Parkway, Suite 500
Dallas, Texas 75248

      Re: Berry Corporation (bry)
          Form 10-K for Fiscal Year Ended December 31, 2021
          Response dated November 18, 2022
          File No. 001-38606

Dear Cary Baetz:

We have reviewed your November 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2022 letter.

Form 10-K for Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
How We Plan and Evaluate Operations
Operating Expenses, page 70

1.   Your response to prior comment 1 states that the presentation of Operating Expenses was intended to summarize the key components of your oil and gas production operations economics. Please further explain how the components of Operating Expenses relate to the production of oil and gas. For example, tell us how revenue from the sale of excess electricity from your cogeneration operations to third parties relates to your production activities.

In addition, we note from your response that Operating Expenses is used to measure controllable net costs separate from your oil and gas revenues that are solely market-based. Please clarify this statement as disclosure in your Form 10-K states that the electrical output of your cogeneration facilities that is not used in your operations is sold to the California market based on market pricing.

<u>Non-GAAP Financial Measures, page 91</u>

2.   Your response to prior comment 8 states that the adjustment for the discrete income tax item in the December 31, 2020 reconciliation of Adjusted Net Income (Loss) relates to the valuation allowance recorded that year. Please explain why this adjustment is appropriate as it appears to result in an individually tailored recognition method. For additional guidance, see Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

3.   We note from your response to prior comment 9 that the reconciliation you propose to provide will not separately quantify the differences between Basic and Diluted EPS on Adjusted Net Income and Basic and Diluted GAAP Net Income (Loss) per share. Please further revise your presentation as it does not appear that your proposed revision complies with Item 10(e)(1)(i)(B) of Regulation S-K.

 You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation